UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2022
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 11, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2022 First Quarter Results

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 11, 2022 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its first quarter ended March 31, 2022. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three months ended March 31, 2022.

"The demand environment for our packaging and protective solutions remained strong through Q1 2022 and continues into Q2 as demonstrated by our revenue growth and ability to protect our dollar contribution spread with price increases," said Greg Yull, President and CEO of IPG. "The rapid rise in the cost of raw materials during the past 18 months resulted in price increases of approximately $70 million in Q1 2022 compared to the same period last year for total revenue of more than $406 million. The global supply chain challenges and isolated labor constraints at specific manufacturing facilities impacted our volume/mix growth despite the strong demand. The team has done a great job in a difficult environment ensuring we meet the needs of key customers, secure sufficient supply of raw materials and operate the assets safely in a healthy environment. The improvements we have made during the past five years through efficiencies, capital investments and acquisitions provide a foundation for growth. We are in a great position with the team, the experience, and the strategy to meet demand with our world class, low cost manufacturing assets."

First Quarter 2022 Highlights (as compared to first quarter 2021):

•Revenue increased 17.6% to $406.4 million primarily due to the impact of higher selling prices in tape, film, woven, and protective packaging products driven by increases in the cost of many raw materials and freight.
•Gross margin decreased to 21.0% from 23.9% primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance(1) and increased plant operating costs.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $75.7 million to a net loss ("IPG Net Loss") of $56.7 million ($0.96 basic and diluted loss per share) primarily due to charges related to the Arrangement(2) for contingent consulting fees payable upon completion as well as a significant increase in the fair value of share-based compensation awards in selling, general and administrative expenses ("SG&A").
•Adjusted net earnings(3) increased $0.4 million to $29.3 million ($0.49 basic and $0.48 diluted adjusted earnings per share)(3) primarily due to an increase in gross profit, an increase in foreign exchange gains and a decrease in income tax expense. These favourable impacts were partially offset by an increase in SG&A mainly due to increases in (i) employee- and technology-related costs, (ii) professional consulting services and (iii) additional SG&A from the Nuevopak(4) and Syfan USA(5) acquisitions.
•Adjusted EBITDA(3) decreased $1.7 million to $58.5 million from $60.3 million primarily due to an increase in SG&A, partially offset by an increase in gross profit.
•Cash flows used for operating activities increased $26.9 million to $55.8 million primarily due to a greater decrease in accounts payable, partially offset by a decrease in accounts receivable and non-recurrence of share-based compensation settlements in the first quarter of 2021 related to cash-settled awards.
•Free cash flows(3) decreased by $38.1 million to negative $76.4 million primarily due to an increase in cash flows used for operating activities and an increase in capital expenditures.
(1)The "Dollar Spread Maintenance" refers to the Company's objective of maintaining the dollar spread between selling prices and the cost of raw materials and freight in an inflationary environment by attempting to increase selling prices to offset those higher costs. When this objective is successfully met, the result is a reduction in margin percentages due to the mathematical effect of having a constant dollar profit per unit on a higher revenue per unit. The opposite would be expected to occur in a deflationary input cost environment.

(2)Refers to the plan of arrangement (the "Arrangement") contemplated by an arrangement agreement dated March 7, 2022 pursuant to which the Company is to be acquired by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. See the section below entitled "The Arrangement" for more information.
(3)    Non-GAAP financial measure. A non-GAAP financial measure is not a standardized financial measure under GAAP and therefore may not be comparable to similar financial measures disclosed by other issuers. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see "Non-GAAP and Other Specified Financial Measures" below.
(4)     The "Nuevopak Acquisition" refers to the acquisition by the Company of Nuevopak Global Limited ("Nuevopak") on July 30, 2021.
(5)    The "Syfan USA Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") on January 13, 2022.

Other Highlights:
Dividend Declaration

On May 10, 2022, the Company declared a quarterly cash dividend of $0.17 per common share payable on June 30, 2022 to shareholders of record at the close of business on June 15, 2022.

Sustainability

The Company continues to make contributions towards its sustainability goals and commitments. In the first quarter of 2022, the Company achieved Cradle to Cradle Certified™ Silver level for another Curby® product, the Curby Mailer™, and published the Environmental Product Declaration ("EPD") for all Curby® mailers on the public Environdec database. Environdec is a global programme for EPDs. EPDs present transparent, verified and comparable information about the life-cycle environmental impact of products and services.
The Arrangement
On March 7, 2022, the Company entered into an agreement to be acquired by way of a plan of arrangement (the "Arrangement") by 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P. (the "Purchaser"). Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company and be delisted from the TSX. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close early in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. The Arrangement agreement was filed by the Company under its profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov on March 10, 2022.
Syfan USA Acquisition
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan USA for $18.0 million, subject to post-closing adjustments. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document). Following the Syfan USA Acquisition, the Company now also manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The Company expects the Syfan USA Acquisition to expand its existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 4,200 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company's foundation for growth, the Company's ability to meet demand, future dividend payments and the closing, and expected timing of the closing, of the Arrangement, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the availability of raw materials; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2021 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section and under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended March 31,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Revenue	406,397	345,566
Cost of sales	321,172	263,016
Gross profit	85,225	82,550
Selling, general and administrative expenses	88,550	46,743
Research expenses	2,839	3,048
	91,389	49,791
Operating (loss) profit before other charges (recoveries)	(6,164)	32,759
Charges related to the Arrangement	48,556	—
Manufacturing facility closures, restructuring and other related recoveries	(1,539)	—
	47,017	—
Operating (loss) profit	(53,181)	32,759
Finance costs
Interest	6,150	5,368
Other finance (income) expense, net	(634)	1,342
	5,516	6,710
(Loss) earnings before income tax (benefit) expense	(58,697)	26,049
Income tax (benefit) expense
Current	1,007	2,184
Deferred	(3,628)	4,076
	(2,621)	6,260
Net (loss) earnings	(56,076)	19,789
Net (loss) earnings attributable to:
Company shareholders	(56,689)	19,052
Non-controlling interests	613	737
	(56,076)	19,789
(Loss) earnings per share attributable to Company shareholders
Basic	(0.96)	0.32
Diluted	(0.96)	0.32

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended March 31,
(In thousands of USD)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
OPERATING ACTIVITIES
Net (loss) earnings	(56,076)	19,789
Adjustments to net (loss) earnings
Depreciation and amortization	17,052	16,309
Income tax (benefit) expense	(2,621)	6,260
Interest expense	6,150	5,368
Non-cash charges in connection with manufacturing facility closures, restructuring and other related recoveries	(1,735)	—
Impairment of inventories	1,370	964
Share-based compensation expense	44,626	11,137
Foreign exchange gain	(3,198)	(512)
Pension and other post-retirement expense related to defined benefit plans	504	525
Valuation adjustments to non-controlling interest put options	1,746	—
Other adjustments for non-cash items	1,275	(180)
Income taxes paid, net	(3,275)	(7,303)
Contributions to defined benefit plans	(369)	(213)
Cash flows from operating activities before changes in working capital items	5,449	52,144
Changes in working capital items
Trade receivables	13,165	(8,561)
Inventories	(34,729)	(29,594)
Other current assets	660	(501)
Accounts payable and accrued liabilities	(39,817)	(28,648)
Share-based compensation settlements	—	(13,205)
Provisions	(570)	(534)
	(61,291)	(81,043)
Cash flows from operating activities	(55,842)	(28,899)
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	(18,025)	—
Purchases of property, plant and equipment	(20,513)	(9,345)
Purchases of intangible assets	(918)	(2,833)
Other investing activities	51	46
Cash flows from investing activities	(39,405)	(12,132)
FINANCING ACTIVITIES
Proceeds from borrowings	161,487	147,764
Repayment of borrowings	(66,701)	(100,779)
Interest paid	(1,655)	(1,861)
Dividends paid	(10,143)	(9,237)
Dividends paid to non-controlling interest in GPCP Inc.	(200)	—
Other financing activities	132	630
Cash flows from financing activities	82,920	36,517
Net decrease in cash	(12,327)	(4,514)
Effect of foreign exchange differences on cash	(2,611)	(1,002)
Cash, beginning of period	26,292	16,467
Cash, end of period	11,354	10,951

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	March 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	11,354	26,292
Trade receivables	194,109	203,984
Inventories	317,559	280,323
Other current assets	31,214	32,110
	554,236	542,709
Property, plant and equipment	480,880	459,356
Goodwill	159,265	151,834
Intangible assets	136,263	138,725
Deferred tax assets	23,315	24,579
Other assets	15,845	16,549
Total assets	1,369,804	1,333,752
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	247,092	280,353
Share-based compensation liabilities, current	83,504	19,089
Non-controlling interest put options, current	28,800	27,523
Provisions, current	5,068	4,504
Borrowings and lease liabilities, current	16,172	18,119
	380,636	349,588
Borrowings and lease liabilities, non-current	638,337	537,142
Pension, post-retirement and other long-term employee benefits	14,213	15,807
Share-based compensation liabilities, non-current	—	19,850
Deferred tax liabilities	28,067	38,925
Provisions, non-current	6,394	7,645
Other liabilities	10,649	12,547
Total liabilities	1,078,296	981,504
EQUITY
Capital stock	358,953	358,953
Contributed surplus	29,286	23,070
Deficit	(84,141)	(18,113)
Accumulated other comprehensive loss	(26,911)	(25,749)
Total equity attributable to Company shareholders	277,187	338,161
Non-controlling interests	14,321	14,087
Total equity	291,508	352,248
Total liabilities and equity	1,369,804	1,333,752

Non-GAAP and Other Specified Financial Measures

This press release contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings (Loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings (Loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings (Loss) before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) the valuation adjustment made to non-controlling interest put options ("NCI Put Option Revaluation"); (ix) other discrete items as shown in the table below; and (x) the income tax expense (benefit) effected by these items. The term "adjusted net earnings (loss)" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings (Loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings (Loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the adjusted weighted average number of common shares outstanding, both basic and diluted. The adjusted weighted average number of common shares outstanding represents the weighted average number of common shares outstanding adjusted for the effect of stock options that are dilutive to adjusted earnings (loss). The term "adjusted earnings (loss) per share" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings (Loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net (Loss) Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
IPG Net (Loss) Earnings	(56.7)	19.1
Manufacturing facility closures, restructuring and other related recoveries	(1.5)	—
M&A Costs	2.8	—
Share-based compensation expense	44.6	11.1
Impairment of long-lived assets and other assets	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)
NCI Put Option Revaluation	1.7	—
Other item: Nortech incremental tax costs incurred (1)	—	1.3
Other item: Accretion of Nuevopak Earn-Out Liability (2)	0.3	—
Other item: Charges related to the Arrangement	48.6	—
Income tax benefit, net	(10.7)	(2.7)
Adjusted net earnings	29.3	28.8

IPG Net (Loss) Earnings per share
Basic	(0.96)	0.32
Diluted	(0.96)	0.32

Weighted average number of common shares outstanding
Basic	59,284,947	59,027,047
Diluted	59,284,947	60,358,431

Adjusted earnings per share
Basic	0.49	0.49
Diluted	0.48	0.48

Adjusted weighted average number of common shares outstanding
Basic	59,284,947	59,027,047
Diluted	60,641,022	60,358,431
(1)    Refers to charges incurred related to an amount payable to the former owners of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.
(2)    Refers to the impact of net present value discounting of the estimated contingent consideration liability which was recorded in connection with the Nuevopak Acquisition and is payable to the former owner of Nuevopak.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA and adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings (Loss)
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Net (loss) earnings	(56.1)	19.8
Interest and other finance costs	5.5	6.7
Income tax (benefit) expense	(2.6)	6.3
Depreciation and amortization	17.1	16.3
EBITDA	(36.1)	49.1
Manufacturing facility closures, restructuring and other related recoveries	(1.5)	—
M&A Costs	2.8	—
Share-based compensation expense	44.6	11.1
Impairment of long-lived assets and other assets	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)
Other item: Charges related to the Arrangement	48.6	—
Adjusted EBITDA	58.5	60.3

Free Cash Flows
Free cash flows is defined by the Company as cash flows from (used for) operating activities less purchases of property, plant and equipment. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company is including free cash flows because it is used by management and investors in evaluating the Company’s performance and liquidity. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended March 31,
	2022	2021
	$	$
Cash flows used for operating activities	(55.8)	(28.9)
Less purchases of property, plant and equipment	(20.5)	(9.3)
Free cash flows	(76.4)	(38.2)